NEWS RELEASE

Kelso Technologies Inc.
(The "Company" or "Kelso")	December 18, 2023

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. RECEIVES NOTICE OF NON-COMPLIANCE FROM NYSE AMERICAN

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that Kelso received a notification letter (the "Notice") dated December 12, 2023 from the NYSE American LLC (the "NYSE American") stating that the Company is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide ("Company Guide").  The Notice stated that the NYSE American staff had determined that the Company's securities have been trading at a low price per share for a substantial period of time.

The Notice further stated that the Company's continued listing is predicated on it effecting a reverse stock split of its common shares or otherwise demonstrating sustained price improvement within a reasonable period of time, which the NYSE American determined to be no later than June 12, 2024.  The NYSE American can take accelerated delisting action in the event that the Company's common shares trade at levels deemed to be abnormally low.

The Notice has no immediate effect on the listing status of the Company's securities on the NYSE American and the Company's common shares will continue to trade on the NYSE American under the symbol "KIQ", but will have an added designation of ".BC" to indicate that the Company is below-compliance with the Company Guide. The Company intends to evaluate its business plans, strategic alternatives and listing objectives in cooperation with NYSE American representatives.  There can be no assurance, however, that the Company will be able to regain compliance with the listing standards discussed above.

About Kelso Technologies

Kelso is a diverse engineering company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation.  The Company's rail engineering business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of hazardous and non-hazardous commodities during rail transport.  The automotive division of the Company has created the first proven automated suspension-based Advanced Driver Assistance System for commercial mission-critical wilderness operations.  All Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potential dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

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On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include statements with respect to effecting a stock split or demonstrating sustained price improvement; the NYSE American's ability to take accelerated delisting action; the intention to evaluate business plans, strategic alternatives and listing objectives; the timing and ability of the Company to regain compliance with the Company Guide; the progress of fundamental transportation research and development and expectations for growth of future revenue models; moving the Company's valuation forward; and delivering value to all stakeholders.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects on the rail and automotive industries including high interest rates, inflation and short supply chain issues may last much longer than expected delaying R&D schedules and business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a salable product; that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars; capital resources may not be adequate enough to fund future operations as intended; that regulatory compliance including Canadian Motor Vehicle Safety Standards may be delayed or cancelled; that the Company's products may not provide the intended economic or operational advantages to end users; that KXI Application Development Agreements may not be successful and deliver anticipated revenue streams; that the Company's new rail and automotive products may not receive regulatory certification; that customer orders may not develop or be cancelled; that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com

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